Exhibit 99.1

Medigus: Viewbix Reports Record Revenues of $66 million in the
First Nine Months of 2022 Representing Increase of 176%

Viewbix is a subsidary of Gix Internet whose results consolidated with Medigus’ financial

Tel Aviv, Israel, Nov. 23, 2022 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Viewbix Inc (henceforth “Viewbix”) (OTC: VBIX), 76% owned by Medigus’ subsidiary Gix Internet, (henceforth “Gix”) (42.25% owned by Medigus) (TASE: GIX), a global marketing technology (MarTech) solutions company for online performance-based-marketing, reported its financial results for the third quarter and the first nine months ended September 30, 2022.

According to Viewbix’s financial results:

●	Revenues for the nine months ended September 30, 2022, reached a record high of $66,115 thousand, an increase of 176% compared to the nine-month period ended September 30, 2021. In the three months ended September 30, 2022, revenues amounted to a record of $22,778 thousand, an increase of 182% compared to the three months ended September 30, 2021.

●	EBITDA (Earnings before Interest, Taxes, Depreciations, Amortizations) for the nine-month period ended September 30, 2022, amounted to $3,458 thousand, an increase of 178% compared to the corresponding period in 2021. For the three-month period ended September 30, 2022, EBITDA amounted to $1,163 thousand, an increase of 268% compared to the corresponding period in 2021.

●	Operating income Viewbix reached an operating income of $1,407 thousand in the nine months ended September 30, 2022 compared to an operating loss of $44 thousand in the corresponding period in 2021. In the third quarter of 2022 the operating income amounted to $427 thousand compared to an operating loss of $111 thousand in the third quarter of 2021.

●	Net cash from operating activities for the nine-month period ended September 30, 2022 amounted to $2,175 thousand, an increase of 40% compared to the corresponding period in 2021. For the three-month period ended September 30, 2022, net cash from operating activities amounted to $1,577 thousand, an increase of 202% compared to the corresponding period in 2021.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. and ownership in industry 4.0 company, ScoutCam Inc. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Dave Gentry

RedChip Companies Inc.

1-800-RED-CHIP (733-2447)

Or 407-491-4498

Dave@redchip.com